Exhibit 99.15

Maarch4, 2009

Anthony Hawke

Investec Bank (Australia) Limited
Level 31 The Chifley Tower

2 Chifley Square

Sydney NSW 2000
Australia

Interim (16 March) Standstill Agreement - US$ Cash Advance Agreement

1.

We refer to the US$ Cash Advance Agreement dated 18 December 2006 between Austral Pacific Energy (NZ) Limited as borrower, Totora Energy Limited, Source Rock Holdings Limited and Austral Pacific Energy Ltd as guarantors, Investec Bank (Australia) Limited as agent, arranger and security agent and the lenders named therein as amended by the US$ Cash Advance Amending Agreement dated 25 June 2008 and Standstill Agreements dated November 26, 2008 , January 26, 2009 and February 26, 2009 (“Standstill Agreement”) (together referred to as the “Facility Agreement”).  Terms defined in the Facility Agreement have the same meaning when used in this letter.

2.

We write to advise that the Borrower is unlikely to be able to repay the Outstanding Moneys in full by February 28, 2009 as required by the terms of the Facility Agreement.  Accordingly we request that the Agent, on behalf of the Lenders, agree to amend the Standstill Agreement as follows:

(i)

 the reference to “6 March, 2009”, 2009” in clause 2(a)(i) shall be amended to “16 March”;

(ii)

Appendix 1 as referred to in clause 2(a)(ii) is replaced by the attached Appendix 1;

3.

Except as specifically modified by the terms of this letter, the Facility Agreement and each of the other Financing Documents remain in full force and effect.  We acknowledge that the Finance Parties reserve all of their rights, remedies and powers under the Financing Documents and otherwise at law, whether currently existing or arising at any time in the future, and, in particular, that, except as contemplated by paragraph 7 of the Standstill Agreement, nothing in this letter shall be deemed to be a waiver of any existing Event of Default, Potential Event of Default or event of review which has occurred under the Transaction Documents prior to the date of this letter.

4.

This letter shall be a Financing Document.

Please indicate your agreement to the terms of this letter by signing where indicated below.  Yours sincerely

Austral Pacific Energy (NZ) Limited

_________________________

Director

We acknowledge and agree to the matters set out in the above letter.

Austral Pacific Energy Ltd.	___________________________________ Director
Source Rock Holdings Limited	___________________________________ Director
Totara Energy Limited	___________________________________ Director

Investec Bank (Australia) Limited as Agent for and on behalf of the Lenders agrees to the matters set out in the above letter.

_________________________________
Authorised Signatory
Investec Bank (Australia) Limited